SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D/A1

                       Under the Securities Exchange Act of 1934

                                   (Amendment No. 1)


                                   Mobile Mini, Inc.
                            -------------------------------
                                   (Name of Issuer)

                                  Common Stock, $.001
                            -------------------------------
                            (Title of Class of Securities)

                                      00050740F1
                                  ------------------
                                    (CUSIP Number)


                                   Robert T. Arnold
                                  Meridian Fund, Ltd.
                               601 Jefferson, Suite 4000
                                 Houston, Texas 77002
                                    (713) 651-2310
                               ------------------------
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)


                           This Amendment: February 3, 1997
                              Original: October 19, 1995
                               ------------------------
                             (Date of Event which Requires
                               Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                                     SCHEDULE 13D

CUSIP No. 10553K105

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Meridian Fund, Ltd.
       76-0434398

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [  ]
       (b)   [ X ]

4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
       [  ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

                    7      SOLE VOTING POWER

                    COMMON STOCK
                           Original: 298,000
                           Amendment: 287,500
  NUMBER
   SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          COMMON STOCK                    0
    EACH
 REPORTING          9      SOLE DISPOSITIVE POWER
  PERSON
   WITH             COMMON STOCK
                           Original: 298,000
                           Amendment: 287,500

                    10     SHARED DISPOSITIVE POWER

                    COMMON STOCK                    0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

                    COMMON STOCK
                           Original: 298,000
                           Amendment: 287,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES

       [   ]
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    COMMON STOCK
                           Original: 6.2%
                           Amendment: 4.3%
14     TYPE OF REPORTING PERSON

       PN
Item 1.  Security and Issuer.

       The security to which this statement relates is the Common Stock, $.01 par value per share (the "Common Stock"), of Mobile Mini, Inc., a Delaware corporation (the "Company"). The Common Stock is traded on the NASDAQ Small Capital Market. The principal offices of the Company are located at 1834 West 3rd Street, Tempe, Arizona 85281.


Item 2.  Identity and Background.

       This Schedule 13D is filed by Meridian Fund, Ltd. ("Meridian"). Meridian is a Texas limited partnership, whose principal executive offices are located at 601 Jefferson, Suite 4000, Houston, Texas 77002. Meridian is an investment fund whose objective is to achieve capital growth primarily through long-term investments in the equity or equity-related securities of a relatively small number of companies.

       Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) each executive officer and director (or similar person) of Meridian, (ii) each person controlling Meridian and
(iii) each executive officer and director (or similar person) of such controlling person.

       The general partner of Meridian is Meridian Advisors, Ltd., a Texas limited partnership whose principal executive offices are located at 601 Jefferson, Suite 4000, Houston, Texas 77002. The general partner of Meridian Advisors, Ltd. is Meridian Group, Inc., whose principal executive offices are located at 601 Jefferson, Suite 4000, Houston, Texas 77002. Meridian Group, Inc. is currently owned and controlled by Charles Miller and Robert T. Arnold. No other person controls Meridian.

       Charles Miller has his principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002. His principal occupation is as Chairman of Meridian Advisors, Ltd., which has its principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002. He is a citizen of the
United States.

       Robert T. Arnold has his principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002. His principal occupation is as President and Chief Executive Officer of Meridian Advisors, Ltd., which has its principal business address at 601 Jefferson, Suite 4000, Houston, Texas 77002. He is a citizen of the United States.

       The executive officers of Meridian Group, Inc. are: Charles Miller (Chairman of the Board) and Robert T. Arnold (President, Chief Executive Officer, Secretary and Treasurer). The directors of Meridian Group, Inc. are: Charles Miller and Robert T. Arnold. Information concerning Mr. Miller and Mr. Arnold is furnished above.

       During the last five years, none of Meridian, Meridian Advisors, Ltd., Meridian Group, Inc., Mr. Miller or Mr. Arnold has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Meridian, Meridian Advisors, Ltd., Meridian Group, Inc., Mr. Miller or Mr. Arnold has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

       Meridian owns Common Stock and warrants to purchase Common Stock (the "Warrants"). Both the Common Stock and the Warrants are traded on the NASDAQ Small Capital Market. The aggregate amount of funds required by Meridian to purchase the Common Stock was $1,290,345. All funds used to purchase such securities were obtained from the working capital of Meridian and no part of the purchase price for the securities consisted of borrowed funds.


Item 4.  Purpose of Transaction.

       The purpose of the purchase of the Common Stock and Warrants by Meridian is for general investment purposes.

       Meridian intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Meridian may determine to increase or decrease its equity interest in the Company by acquiring additional shares of Common Stock or Warrants or by disposing of all or a portion of its holdings of Common
Stock or Warrants, subject to any applicable legal and contractual restrictions on its ability to do so.

       Meridian purchased 227,000 shares and 71,000 Warrants through numerous broker transactions from June 29, 1995 through October 19, 1995.

       Except as set forth herein, Meridian does not have any plans or proposals which would relate to or result in:

       (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the Company;

       (f) Any other material change in the Company's business or corporate structure;

       (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

       (j)   Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

       (a) - (b)    At the date of the original 13D, Meridian had the sole
power to vote and dispose of 227,000 shares of the Common Stock and 71,000 Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $5.00 per share. Assuming the exercise of the Warrants held by Meridian, the Common Stock held by Meridian represented approximately 6.2% of the 4,835,000 shares of Common Stock outstanding as of March 1, 1995, based on information provided in the Company's Form 10-KSB for the year ended December 31, 1994.

       At the date of this Amendment, Meridian has the sole power to vote and dispose of 287,500 shares of the Common Stock. The Common Stock held by Meridian represents approximately 4.3% of the 6,739,324 shares of Common Stock outstanding as of August 13, 1996, based on information provided in the Company's 10-Q for the period ended June 30, 1996.

       Except as described herein, Meridian does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Common Stock or Warrants.

       To the knowledge of the Meridian, none of the individuals named in
Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock or Warrants.

       (c) Except as stated herein, no transactions in shares of Common Stock or Warrants were effected during the past 60 days by Meridian or, to the best of its knowledge, any of the individuals identified in Item 2.

       (d)   Not applicable.

       (e) SUBSEQUENT TO THE ORIGINAL FILING OF THE 13D, AND BETWEEN JANUARY 17, 1997 AND FEBRUARY 3, 1997, MERIDIAN SOLD 77,500 SHARES OF THE COMMON STOCK OF THE COMPANY. THESE SALES BRING MERIDIAN'S HOLDINGS
TO LESS THAN 5% OF THE 6,739,324 SHARES OF THE COMPANY OUTSTANDING AS
OF AUGUST 13, 1996, BASED ON INFORMATION PROVIDED IN THE COMPANY'S 10-
Q FOR THE PERIOD ENDED JUNE 30, 1996.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

Not applicable.


Item 7.  Material to be Filed as Exhibits.

None.

                                       SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February 12, 1997


                                        Meridian Fund, Ltd.

                                        By Meridian Advisors, Ltd., its
                                           General Partner

                                        By Meridian Group, Inc., its
                                           General Partner



                                        By:    /s/ Robert T. Arnold
                                        Name: Robert T. Arnold
                                        Title: President and Chief Executive
                                               Officer